Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Press release regarding Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2021.

August 5, 2021

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2021.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

August 5, 2021

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2021.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,539 As of June 30, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Gil Samson D. Garcia	gdgarcia@pldt.com.ph	88168056
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
12/F Ramon Cojuangco Building, Makati Avenue, Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 5, 2021
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8534
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

2Q21 CONSOLIDATED SERVICE REVENUES RISE BY A RECORD 9%, OR ₱3.7B, TO ₱45.0B LED BY DATA AND BROADBAND

1H21 CONSOLIDATED SERVICE REVENUES INCREASE BY 8.5%, OR ₱7.0B, TO ₱89.9B

EBITDA FOR 1H21 AT AN ALL-TIME HIGH OF ₱46.6B, UP 8% YEAR-ON-YEAR, MARGIN AT 51%

2Q21 EBITDA HIGHER BY 8% AT ₱23.3B FROM 2Q20

TELCO CORE INCOME UP 10% TO ₱15.2B

ON TRACK TO REACH FULL YEAR GUIDANCE OF ~~P~~30.0B

INTERIM DIVIDEND OF P42 PER SHARE DECLARED

HOME REGISTERS 23% REVENUE INCREASE YEAR-ON-YEAR TO ~~P~~22.7B

FIBER-ONLY HOME REVENUES GREW 74% FROM 1H20 AND 81% FROM 2Q20

FIBER-ONLY NET ADDS OF 478K IN 1H21

WIRELESS INDIVIDUAL REVENUES RISE 7% TO ~~P~~43.8B IN 1H21

1H21 CAPEX AT ₱41.3B

5G NETWORK GROWS TO 4,800 SITES, FASTEST AND MOST EXTENSIVE NATIONWIDE

SMART IS FASTEST 5G NETWORK, FASTEST MOBILE NETWORK:  OOKLA®

MANILA, Philippines, August 5, 2021 -- Elevating customer experience to a new level by leading the charge in nationwide fiber rollout, as well as in 5G and 4G/LTE network expansion, the Philippines’ largest, fully integrated telecommunications company PLDT Inc. (PLDT) (PSE:  TEL) (NYSE:  PHI) grew Consolidated Service Revenues (net of interconnection costs) by a record 9%, or ₱3.7 billion, to ₱45.0 billion in the second quarter of 2021.  In the first half of 2021 versus a year ago, Service Revenues increased 8.5%, or ₱7.0 billion, to ₱89.9 billion, led by data/broadband, which grew by 16% to ₱68.3 billion.

Consolidated EBITDA hit an all-time high, growing 8% year-on-year or ₱3.4 billion to ₱46.6 billion, excluding MRP (Manpower Reduction Program) expenses, driven by higher service revenues.  EBITDA margin was at 51% in the first half of 2021.

Telco core Income (which excludes the impact of asset sales and Voyager Innovations) climbed 10% year-on-year or ₱1.3 billion to ₱15.2 billion in the first half of 2021, helped by lower tax rates.  Reported net income grew by 5% or P0.6 billion to ₱12.9 billion.

“Our initiatives in the first half of the year reassert the Group’s commitment to a digitally-empowered Philippines, providing world-class connectivity as a human right, positioning the country as a key player in the global arena, and actively embarking on sustainable development,” said Alfredo S. Panlilio, PLDT Inc. and Smart Communications President and CEO.  “We enable Filipinos to secure a better future,” he emphasized.

Today, the Board of Directors declared an interim dividend of ₱42 per share, representing 60% of first half 2021 telco core income, in line with PLDT’s dividend policy. Record date is set for 19th August 2021, while payment date is on 3rd September 2021.

Consolidated Net Debt as of the second quarter 2021 amounted to US$4,318 million whilst net-debt-to-EBITDA stood at 2.28x.  Gross Debt was at US$4,869 million, with maturities well spread out.  Only 17% of Gross Debt was denominated in US dollars and considering hedges and available US dollar cash allocated for debt, only 5% remain unhedged.  PLDT’s credit ratings from Moody’s and S&P Global remain at investment grade.

Enabling the digital lifestyle

Sustained demand for data and broadband reinforced total Service Revenues across the company’s three customer segments—Home, Enterprise and Consumer Wireless. Home registered the highest revenue increase in the second quarter.

PLDT and Smart continuously invested in network expansion to support the exponential rise in data traffic, bringing total first half capex to ₱41.3 billion.

Network upgrades represent the bulk of capital expenditure, as the company stays on-track in building the country’s most extensive digital infrastructure to improve customer experience.  In line with business demand and in support of revenue growth, the Group’s continued rollout of its fiber, 5G and 4G/LTE networks is underpinned by its 2021 capex guidance of between ₱88 billion and ₱92 billion.  The investment empowers increasingly connected societies in the new normal, where customers’ digital lifestyles rely on strong connectivity.

To address market demand, PLDT has fast-tracked the roll-out of the country’s most extensive fiber infrastructure, reaching over 524,000 kilometers as of the end of the first half of 2021, a 22% increase from a year ago.  PLDT extended the reach of its fixed broadband service to cover 11.3 million homes passed, while the total number of fiber-powered ports increased to 4.8 million.  This helps support Smart's 5G network expansion, with over 4,800 live 5G sites to date, as well as its LTE network, which now covers 96% of the population from Batanes to Tawi-Tawi.

As of end-June 2021, Smart had increased the number of its base stations to over 68,500, an increase of 16%, compared with end-2020.

Smart’s 5G network, currently the fastest and most extensive in the Philippines, delivers superfast fiber-like mobile speeds, elevating digital experiences.   Aside from leading the 5G revolution in the country, Smart has also rolled out an extensive 5G roaming network, partnering with 41 telco operators in 30 key markets to date.

Reinforcing its superiority in 5G, Smart has been hailed as the country’s fastest 5G network, while also sustaining its lead over its competitors as the Philippines’ fastest mobile network for four consecutive years, based on consumer-initiated tests taken using Speedtest® by Ookla® during Q1-Q2 2021.

Meanwhile, PLDT's average fixed download speeds also more than doubled between June 2020 and June 2021, 168% faster based on Ookla Speedtest results.

These results put PLDT and Smart above the Philippine average for fixed and mobile speeds.  As of June 2021, Smart ranks 53rd, or 22 notches higher than the Philippine average, while in Asia, Smart is ranked 16th or within the upper half percentile. Compared to ASEAN neighbors, Smart’s speeds are ranked 4th out of 10 countries.

Currently, PLDT's existing domestic backbone capacity is at 55 terabits per second nationwide, the most expansive in the country. The Company also has 16 terabits per second in capacity running along its 15 major international cable systems, catering to the massive data traffic going in and out of the country. The completion of the Jupiter Cable system would further increase international capacity to close to 60 Tbps.

PLDT and Smart’s relentless push to provide connectivity for all is aligned with the group’s long-standing commitment to help the Philippines attain the UN’s Sustainable Development Goals, particularly SDG #9: Industry, Innovation, and Infrastructure.

“We are committed to do more to help ensure that Filipinos thrive in this fast-changing digital world.  To achieve this, we are working towards excellence in three things-- customer experience, digital innovation and operational efficiency—to be world-class in all aspects,” Panlilio added.

Home:  Growth engine for the business with record-breaking performance

PLDT Home accelerated its momentum and recorded revenues of ₱11.8 billion in the second quarter, up by 27% or ₱2.5 billion higher than the same period last year. This is the second consecutive quarter of double-digit revenue growth for the business this year. In the first half, service revenues grew by 23%, increasing by ₱4.2 billion, the highest increase among all business segments, to ₱22.7 billion.

Focusing on the Fiber-to-the-Home (FTTH) business, PLDT Home's fiber revenues grew at a record pace, up 74% year-on-year or ₱6.0 billion to ₱14.1 billion in the first half of 2021. On a quarterly basis, FTTH revenues grew 81% or ₱3.5 billion to ₱7.7 billion in the second quarter, compared to the same period last year.

PLDT Home recorded close to half a million new FTTH installations in the first half of 2021. PLDT continued to ramp up installation capacity to achieve a monthly average of about 90,000 new connects plus another 21,000 migrations to fiber during the second quarter.  The level of monthly new connects has improved from about 80,000 in the first three months of the year to 90,000 in the second quarter and trended to almost 100,000 in July despite the typhoon.  A total of 155,000 copper customers have been migrated to fiber as of end July 2021.

PLDT Home is on track to grow its FTTH subscriber base by one million for the full year.  Powering the growth is the continued expansive fiber network rollout, improved install capacity, innovative product offers, aggressive marketing campaigns, and targeted loyalty campaigns to reduce churn.

The new PLDT Home Fibr Plus plans were launched this quarter, with speeds as high as 1000 Mbps bundled with the latest WiFi 6 and Mesh solutions. The marketing campaign of the new plans also launched PLDT Home's newest endorsers, the Soriano family featuring Toni Gonzaga-Soriano, Paul Soriano, and Seve Soriano.

To build on these gains, PLDT Home's fast-tracked fiber installation and repair capabilities aim to cover 66% of the country by year-end.

Enterprise: Remarkably steady amid challenges to economy

Continued work-from-home activities and growth of its ICT business drove PLDT Enterprise revenues in the first half of 2021, reaching ₱20.4 billion, representing a growth of 2% or about ₱400.0 million compared to the same period last year. Data/broadband revenues accounted for 72% of total Enterprise service revenues for the period.

Supporting PLDT Enterprise’s revenue resiliency amid the COVID-19 disruptions are its earnings from its ICT business, which grew 7% off the back of all-time high data center colocation and cloud revenues in the first half of the year.

As the premier digital enabler of businesses amid the pandemic, PLDT Enterprise has been helping corporations in future-proofing their operations through digital transformation. Major SD-WAN deals recently closed will boost revenues in the second half of the year and reinforce PLDT’s leadership in SD-WAN technology in the Philippines.

Being the largest fully integrated telco in the country, PLDT aims to be the curator of cloud services in the Philippines.  PLDT owns 70% of the capacity in the data center segment, securing its market leadership.

Leveraging on PLDT’s fiber network, PLDT Enterprise has also secured major strategic deals, empowering large organizations in addition to supporting small to medium businesses through innovative digital solutions suited to their changing needs.

For its Enterprise Wireless business, PLDT Enterprise has secured a major partnership with the Department of Education, supplying monthly data load to one million teachers nationwide and boosting online education.

Individual:  Continued growth of Wireless in the middle of the pandemic

Despite the pandemic-induced challenges of business closures, loss of livelihood and limited mobility impacting Individual consumers, Consumer Wireless revenues rose 7% year-on-year to ₱43.8 billion for the first half of the year, an increase of ₱2.7 billion from the same period last year. On a quarterly basis, the Individual segment’s revenue rose 6% or ₱1.3 billion to ₱21.7 billion, compared with the second quarter of 2020. Average quarterly revenue for 2021 remains higher than the 2020 average at ₱21.9 billion.

Total mobile data traffic for the first half of 2021 was at 1,579 petabytes, representing an increase of 17% from the same period last year. The monthly average mobile data traffic for the second quarter was 267 petabytes, 11% higher than the full year 2020 average.

At the heart of the Consumer Wireless segment’s growth is the GigaLife app, the one-stop app that enables subscribers to simply and seamlessly pursue their passions and purpose. As a recent innovative enhancement, Smart launched GigaPay with PayMaya, which allows GigaLife app users to conveniently top-up, buy data and access other exclusive data promos through GigaPay by linking their PayMaya wallet as payment source for all in-app transactions. In its initial phase, GigaPay also allows linking of subscriber’s credit and debit cards, making it even more convenient for Smart subscribers to transact without leaving the GigaLife app. GigaPay follows the launch of GigaPoints and is the natural progression of the relevant feature launches of the GigaLife app. To date, there are over 5 million monthly active users of the GigaLife App.

Among offers made easily available on the GigaLife app is Smart’s groundbreaking Unli 5G offer, driving data usage on its 5G network. As a result, between the first and second quarter of 2021, total data traffic on 5G increased by 178% while the number of connected unique devices increased by 38% in the same period.

Other offers launched in the second quarter include the Double GIGA offers which allocated twice the volume of data for passion apps to Smart Prepaid, Smart Bro and TNT subscribers, and the Double Data promo for Prepaid Home WiFi customers, which featured twice the open access data allocation on Famload and GIGA offers to cover all online activities for school, work, business, and entertainment.

In April of this year, Magic Data was launched, offering non-expiry open access data for Smart subscribers. Magic Data was launched to address the needs of customers for back-up data access in the middle of the pandemic. As an offshoot of Magic Data, Smart also introduced the Smart Magic SIM in June, a limited-edition prepaid SIM with 24 GB no-expiry open access data which was initially available in Smart’s online store, Smart’s Flagship Store in Lazada and in GrabMart.

Leveraging on the brand’s advocacy to enable purpose and passion, Smart launched its “Live Smarter, Live with Purpose” campaign headlined by the Korean boy band BTS, heralding Smart’s first collaboration with the Grammy-nominated artists managed by HYBE, formerly known as Big Hit Entertainment. This campaign has generated massive social awareness and based on research, has strengthened the brand affinity of Smart with the youth.

In June, Smart also reintroduced its premium postpaid brand Smart Infinity with enhanced customer care experiences, a revitalized suite of perks and privileges, and a new brand promise that empowers members to become changemakers and create infinite legacies for a better world.

Banking on collaborations with other members of the MVP Group, Smart also partnered with Metro Pacific Tollways Corporation (MPTC), the country’s largest toll road developer and operator, to introduce a simpler and easier way of reloading the Easytrip RFID using the country's first toll top-up via mobile load service.

PayMaya: Building the most comprehensive digital FinServ platform in the Philippines

PayMaya continues to build the most comprehensive digital financial services platform in the country through its consumer app, enterprise solutions, and agent network. Most recently, the Bangko Sentral ng Pilipinas (BSP) recognized PayMaya as an Outstanding Partners for Financial Inclusion in 2021. As of end-June 2021, it counts 38 million registered users under its consumer platforms or more than half of the adult population in the Philippines.

PayMaya is unlocking Filipinos' digital life with superior features and "everyday" use cases for its e-wallet. Filipinos can cash in at over 66,000 touchpoints, the most number for any e-wallet. It has the most extensive list of over 600 active billers, making it more convenient to pay for utilities and government fees. Through the PayMaya Mall, it offers the best deals from over 360 stores, the most in-app shopping merchants for an e-wallet. Users can also enjoy a better Send Money experience with custom themes as well as real-time transaction history.

Early this year, PayMaya introduced PayMaya Protect for health coverage with insurance partners, starting with COVID-19 and personal accidents, and Mobile Protect for mobile device accidental damage coverage.

To close the loop for digital transactions, PayMaya is equipping businesses of all sizes, especially MSMEs, with inclusive payment solutions so they can accept cashless payments from anyone, whether online or in-store. Today, it is the largest non-bank payments acquirer, unlocking growth in "everyday" transactions for enterprises in the New Normal and enabling the government with digital payments acceptance and disbursements for public services delivery.

To bridge the unbanked and underserved to digital, it has transformed its Smart Padala agent network to offer expanded financial services such as bills payment, cash in, and cash out, on top of remittances. It launched its Claim Anywhere service for more convenient domestic remittances and international remittance claiming, starting with Western Union. To help PayMaya Center agents grow their business, PayMaya introduced Negosyo Advance and InstaCash working capital micro-loans through its lending arm, PayMaya Lending Corp.

In June, its parent company, Voyager Innovations, raised US$167 million in fresh funds from existing shareholders PLDT, KKR, and Tencent as well as new investor IFC Financial Institutions Growth Fund, a fund managed by the IFC Asset Management Company. The new funds will be used to expand PayMaya's existing payments business and to introduce new and inclusive products, such as credit, insurance, savings, and investments, through a soon-to-be-established digital bank.

Sustainability:  keeping ESG pillars tightly linked to business

PLDT is reinforcing its group-wide commitment to align more business initiatives that contribute to the United Nations Sustainability Development Goals (UNSDGs).  It is recalibrating its directions from supporting programs on sustainability, to more purpose-driven business initiatives that incorporate sustainable measures which are aligned under the Environment, Social, and Governance pillars. Under Panlilio, sustainability is now incorporated into three areas of focus, namely: customer experience, digitalization, and operating efficiencies.

Among its green initiatives, the PLDT Group deployed the country’s first carbon fiber cell tower to start off an initial roll out on more urban rooftops. Manufacturing carbon fiber towers produces less carbon dioxide by up to 70% as compared to the process of producing steel. Cell sites using carbon fiber towers also occupy less space, lessening the company’s land use.  PLDT also announced a Green Fleet Program where electric vehicles are utilized for transportation requirements in the Group’s operations.

PLDT has also partnered with the Department of Environment and Natural Resources for e-waste disposal of used lead acid batteries, as well as joined the Philippine Business for Social Progress’s “Xtrash Challenge” where points for donated recyclables were converted to food for adopted communities. Championing biodiversity initiatives enabled by the use of technology and connectivity, PLDT also renewed partnerships with Huawei for rainforest protection through bioacoustics and Ericsson for the Connected Mangroves program which uses AI or Artificial Intelligence.

As the country’s leading technology and digital provider, the Group has also been active in creating a safe online environment by using its robust and extensive cybersecurity and data privacy solutions to protect its customers and children, in particular.

PLDT and Smart have several other sustainability initiatives that are tightly linked to the business rolling out soon, benefitting both communities and stakeholders.

Delivering on PLDT Chairman Manuel V. Pangilinan’s commitment to secure the safety of employees and their families first, the MVP Group of Companies commenced in July an unprecedented vaccination drive for their 60,000-strong workforce, their dependents and household members.  Complementing the government’s COVID-19 vaccination efforts, the initiative secures the safety of the Group’s front-liners and the customers they serve.

Conclusion

Chairman Pangilinan re-affirmed the Company’s unwavering commitment to serving the evolving digital lifestyles of individuals, families and businesses, enabling the nation’s economic recovery from the pandemic-induced recession.

“We must stay keenly focused on serving our customers, especially during this crisis—keeping families connected, entertained, and educated; enabling businesses to operate at home or in the office; ensuring healthcare delivery to those who need it—and simply being a source of strength amidst extraordinary adversity and affliction.”

"Though we are seeing the economic impact of the pandemic, we still expect overall revenue growth for the year. The quality of our network and our superior customer experience continue to strengthen our revenue growth as our Individual business continues to address the data requirements and digital lifestyle of Filipinos, our Home segment continues to tap into the large unserved demand for Home broadband, and our corporate digital transformation initiatives and data center business support our Enterprise segment's growth," Pangilinan said. "Given this, we expect a high single-digit increase in consolidated service revenues and we are on track to hit our telco core income target of ₱30 billion."

XXX

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2021 and December 31, 2020

(in million pesos)

	June 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	280,177	260,868
Right-of-use assets	19,870	18,303
Investments in associates and joint ventures	54,498	52,123
Financial assets at fair value through profit or loss	407	380
Debt instruments at amortized cost	1,269	1,153
Investment properties	896	895
Goodwill and intangible assets	62,979	65,329
Deferred income tax assets – net	14,953	19,556
Derivative financial assets – net of current portion	2	—
Prepayments – net of current portion	83,548	66,109
Contract assets – net of current portion	717	668
Other financial assets – net of current portion	3,094	2,915
Other non-financial assets – net of current portion	222	109
Total Noncurrent Assets	522,632	488,408
Current Assets
Cash and cash equivalents	23,170	40,237
Short-term investments	2,433	989
Trade and other receivables	20,889	22,053
Inventories and supplies	4,210	4,085
Current portion of contract assets	1,759	1,799
Current portion of derivative financial assets	109	22
Current portion of prepayments	18,243	10,657
Financial assets at fair value through other comprehensive income	—	168
Current portion of other financial assets	7,053	7,172
Current portion of other non-financial assets	449	256
Total Current Assets	78,315	87,438
TOTAL ASSETS	600,947	575,846

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Treasury shares under employee benefit trust	—	(21)
Capital in excess of par value	130,312	130,312
Other equity reserves	—	19
Retained earnings	29,902	25,652
Other comprehensive loss	(38,841)	(35,652)
Total Equity Attributable to Equity Holders of PLDT	116,471	115,408
Noncontrolling interests	4,232	4,257
TOTAL EQUITY	120,703	119,665

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at June 30, 2021 and December 31, 2020

(in million pesos)

	June 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	228,455	205,195
Lease liabilities – net of current portion	16,953	15,982
Deferred income tax liabilities	239	726
Derivative financial liabilities – net of current portion	348	360
Customers’ deposits	2,274	2,371
Pension and other employee benefits	12,028	13,342
Deferred credits and other noncurrent liabilities	4,592	4,668
Total Noncurrent Liabilities	264,889	242,644
Current Liabilities
Accounts payable	94,450	82,413
Accrued expenses and other current liabilities	106,391	107,759
Current portion of interest-bearing financial liabilities	7,328	17,570
Current portion of lease liabilities	4,272	4,043
Dividends payable	1,661	1,194
Current portion of derivative financial liabilities	145	176
Income tax payable	1,108	382
Total Current Liabilities	215,355	213,537
TOTAL LIABILITIES	480,244	456,181
TOTAL EQUITY AND LIABILITIES	600,947	575,846

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(in million pesos, except earnings per common share amounts which are in pesos)

	Six Months Ended June 30,		Three Months Ended June 30,
	2021	2020	2021	2020
	(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	91,593	83,482	45,916	41,685
Non-service revenues	4,030	3,253	1,783	1,404
	95,623	86,735	47,699	43,089
EXPENSES
Selling, general and administrative expenses	39,782	34,188	19,768	16,337
Depreciation and amortization	24,354	20,897	12,633	10,611
Cost of sales and services	6,697	5,616	3,109	2,587
Asset impairment	3,439	3,477	1,847	2,417
Interconnection costs	1,727	641	894	339
	75,999	64,819	38,251	32,291
	19,624	21,916	9,448	10,798

OTHER EXPENSES – NET	(2,916)	(4,797)	(436)	(2,010)
INCOME BEFORE INCOME TAX	16,708	17,119	9,012	8,788

PROVISION FOR INCOME TAX	3,640	4,696	1,818	2,340
NET INCOME	13,068	12,423	7,194	6,448
ATTRIBUTABLE TO:
Equity holders of PLDT	12,922	12,280	7,119	6,368
Noncontrolling interests	146	143	75	80
	13,068	12,423	7,194	6,448
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	59.67	56.70	32.88	29.40
Diluted	59.67	56.70	32.88	29.40

	PLDT Consolidated
	First Half
(Php in mn)	2021	2020	% Change

Total revenues	95,623	86,735	10%

Service revenues (a)	91,593	83,482	10%

Expenses (b)	75,999	64,819	17%

EBITDA, ex-MRP (c)	46,598	43,210	8%
EBITDA Margin	51%	52%

Income before Income Tax	16,708	17,119	(2%)

Provision for Income Tax	3,640	4,696	(22%)

Net Income - Attributable to Equity Holders of PLDT	12,922	12,280	5%

Telco Core Income (d)	15,212	13,868	10%

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	91,593	83,482	10%
Interconnection costs	1,727	641	169%
Service Revenues, net of interconnection costs	89,866	82,841	8%

(b) Expenses includes Interconnection Costs
(c) EBITDA excluding the MRP expenses booked in 1H2021 (P271mn) and 1H2020 (P45mn)
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, Accelerated Depreciation, Asset Impairment, MRP and share in Voyager losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
alchua@pldt.com.ph	pldt_ir_center@pldt.com.ph	corpcomm@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  August 5, 2021